UNITED STATES

SECURITIES  AND  EXCHANGE  COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 1-9700

A.	Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN 211 Main Street San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION 211 Main Street San Francisco, CA 94105

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2014 and 2013, which have been prepared in accordance with the financial reporting requirements of ERISA.

SchwabPlan®

Retirement Savings

and Investment Plan

EIN: 94-3025021

Plan Number: 002

Financial Statements as of and for the Years Ended

December 31, 2014 and 2013, Supplemental

Schedules as of December 31, 2014 and Report of

Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
as of December 31, 2014	13

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for
the year ended December 31, 2014	14

EXHIBIT INDEX	15

SIGNATURE	16

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the
SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

San Francisco, California

June 25,  2015

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2014	2013
Assets
Investments – at fair value:
Mutual and other funds	$1,518,215,474	$1,239,217,215
Self-directed brokerage accounts	627,006,050	526,614,085
Common stock funds of The Charles Schwab Corporation	536,506,552	520,095,853
Cash	85,876,735	-
Collective trust funds	-	227,862,137
Money market fund	-	71,149,025
Total investments	2,767,604,811	2,584,938,315
Receivables:
Employer contributions	65,903,638	63,897,078
Participant notes receivable	46,225,146	45,734,132
Due from broker for investments sold	3,885,092	4,998,820
Accrued dividends and interest	138,250	142,498
Total receivables	116,152,126	114,772,528
Total assets	2,883,756,937	2,699,710,843
Liabilities
Due to broker for investments purchased	4,368,878	4,005,093
Net Assets Available for Benefits	$2,879,388,059	$2,695,705,750

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2014	2013
Additions to Net Assets Available for Benefits
Investment income:
Dividends and interest	$52,367,001	$34,108,993
Net appreciation (depreciation) in fair value of investments:
Mutual and other funds:
Large-cap stock funds	47,845,447	144,049,527
Small/Mid-cap stock funds	7,477,847	65,984,525
Bond funds	6,093,975	(7,482,942)
Real estate funds	4,751,554	-
International stock funds	(17,710,341)	34,597,054
Total mutual and other funds	48,458,482	237,148,164
Self-directed brokerage accounts	20,402,732	65,248,998
Common stock funds of The Charles Schwab Corporation
Schwab 401(k) Equity Unit Fund	45,286,256	145,232,199
Schwab ESOP Equity Unit Fund	30,834,043	101,881,088
Total common stock funds of The Charles Schwab Corporation	76,120,299	247,113,287
Collective trust funds:
Schwab Managed Retirement Trust Funds	7,056,526	36,466,298
Total net investment income	204,405,040	620,085,740
Contributions:
Participants’ salary deferral and rollover	140,127,643	130,681,467
Net employer contributions	65,337,824	63,765,655
Total contributions	205,465,467	194,447,122
Interest income on participant notes receivable	1,585,659	1,492,864
Total additions to Net Assets Available for Benefits	411,456,166	816,025,726
Deductions from Net Assets Available for Benefits
Distributions to participants	(227,773,857)	(197,931,252)
Net Increase in Net Assets Available for Benefits	183,682,309	618,094,474
Net Assets Available For Benefits
Beginning of year	2,695,705,750	2,077,611,276
End of year	$2,879,388,059	$2,695,705,750

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

1.PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2014, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Business Trust Division (BTD) serves as trustee of the Plan. BTD is a division of Charles Schwab Bank, a depository institution subsidiary of CSC. A purchasing agent, designated by BTD, acts as the agent of BTD with respect to purchases and sales of CSC common stock funds held by the Plan.  Schwab Retirement Plan Services, Inc., a wholly owned direct subsidiary of CSC, provides retirement plan record keeping and related services to the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($17,500 for 2014 and 2013). Such contributions are not currently taxable to participants and may be matched by CSC’s contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 before the end of the Plan year and eligible participants older than age 50 to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,500 for both 2014 and 2013). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2014 and 2013. At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC’s performance may also be made. No Profit Contribution was made by CSC in 2014 or 2013.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC’s Roth 401(k) match contributions are made on a pre-tax basis and will be taxed to the participant upon distribution from the Plan.

CSC’s Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution for that Plan year. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible to receive the Basic Match and the Profit Contribution for that Plan year, if made. The Basic Match allocation will be based on the participant’s salary deferral contribution and eligible compensation while an employee during the Plan year. The Profit Contribution allocation will be based on eligible compensation while an employee during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, the Basic Match, the Profit Contribution, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

Investment Options—Beginning in May 2014, CSC transitioned from providing a portfolio of actively managed mutual funds and collective trust funds to a portfolio of index mutual funds. Participants have the option of investing in the index mutual funds according to an investment strategy developed through Schwab Retirement Planner® or on their own. Schwab Retirement Planner integrates independent, third-party advice from Morningstar Associates, LLC, and personal factors, such as participants’ current 401(k) plan account balance, savings rate, and expected retirement age to create a personalized investment strategy.

As of December 31, 2014, participants had 18 core investment options, which included mutual and other funds that cover stocks and bonds, common stock funds of CSC, and a cash account.

Prior to the transition to a portfolio of index mutual funds, CSC provided a set of collective trust funds – Schwab Managed Retirement Trust FundsTM.  The Schwab Managed Retirement Trust Funds were diversified across multiple asset classes, including commodities, large-cap equities, mid-cap equities, small-cap equities, international equities, fixed income, treasury inflation protected securities, real estate investment trusts, stable value funds, and money market funds.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the core investment options. Participants are responsible for paying trading fees and commissions in their PCRAs. PCRA investments are regulated by ERISA, and CSC policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant’s account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Participants with at least four years of service are fully vested in the value of any discretionary Profit Contribution. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. Once distributed to the participant, the hardship distribution cannot be deposited back into the participant’s account. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co. (CS&Co.), Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC’s common stock through investment in CSC’s unitized stock funds.

Forfeitures—Participants forfeit any nonvested portion of any discretionary Profit Contribution upon termination of employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

Plan as of December 31, 2008). The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. Participants must also forfeit any portion of  a Basic Match associated with a salary deferral contribution that is in excess of the IRC 401(k) deferral limit. Forfeitures of any discretionary Profit Contributions or Basic Match arising during the plan year are generally used to reduce the amount of the employer contribution for that year. During 2014 and 2013, forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC.

Termination of the Plan—CSC has the right under the Plan document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants’ account balances will become fully vested and distributed immediately.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from those estimates.

Risks and Uncertainties—The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments—The Plan’s investments are generally stated at fair value. The Plan classifies its investments into three levels: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

When available, the Plan uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Plan uses quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs, such as interest rates, prepayment speeds, credit risk, and illiquidity and/or non-transferability discounts. Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. The Plan did not adjust any valuations to reflect entity-specific illiquidity or non-transferability at December 31, 2014 or 2013.

CSC’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual and other funds, collective trust funds, and the money market fund are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. The carrying value of funds held in the Schwab Bank Savings cash account approximates fair value. Investments held in a PCRA are valued using quoted market prices at year end, when available. When quoted prices do not exist, investments are valued using quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual and other funds and collective trust funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statements of changes in net assets available for benefits.

Participant Notes Receivable—Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts. Participant loans are considered delinquent upon becoming 90 days past due as to interest or principal.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan record keeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation and online transactions, can result in additional administrative expenses. The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds and other revenue to CS&Co. from record keeping and related services are used to offset administrative fees. The remaining administrative fees associated with the Plan are paid by CSC.

New Accounting Standards Not Yet Adopted

In May 2015, the Financial Accounting Standards Board issued new guidance that amends the fair value disclosure requirements for all investments for which fair value is measured using the net asset value per share practical expedient.  Reporting entities will continue to be permitted, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment but will no longer be required to categorize such investments within the fair value hierarchy.  The new guidance, which will become effective January 1, 2016, will not impact the Plan’s financial results as the change only amends financial statement disclosures.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

3.INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits:

		December 31,
		2014		2013

	Vanguard Total Bond Market Index Fund —
	44,290,442 shares and 0 shares, respectively	$481,437,108		$-	(1)

*	Schwab 401(k) Equity Unit Fund —
	10,508,612 shares and 11,670,979 shares, respectively	$319,363,022		$305,611,043

*	Schwab ESOP Equity Unit Fund —
	7,153,302 shares and 8,203,587 shares, respectively	$217,143,530		$214,484,810

**	Schwab S&P 500 Index Fund —
	4,702,784 and 6,282,016 shares, respectively	$151,241,520		$181,236,176

	Vanguard Growth Index Fund —
	2,332,456 and 3,214,695 shares, respectively	$125,252,899	(1)	$153,887,462

	Dodge & Cox Stock Fund —
	0 and 1,318,978 shares, respectively	$-	(1)	$222,735,885

(1)	This investment represented less than five percent of the Plan’s net assets available for benefits at the respective date.
*	A party in interest as defined by ERISA.
**	Managed by a party in interest as defined by ERISA.

4.FAIR VALUE MEASUREMENTS

For a description of the fair value hierarchy and the Plan’s fair value methodologies, see note “2. Summary of Significant Accounting Policies.”

The Plan did not have any investments utilizing Level 3 inputs as of December 31, 2014 or 2013.  There were no transfers in or out of Levels 1, 2, or 3, for the years ended December 31, 2014 or 2013.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

The following tables present the fair value hierarchy for the Plan’s investments measured at fair value:

	Quoted Prices
	in Active Markets	Significant	Significant
	for Identical	Other Observable	Unobservable
	Assets	Inputs	Inputs	Balance at
December 31, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Investments:
Mutual and other funds:
Bond funds	$481,437,108	$-	$-	$481,437,108
Large-cap stock funds	466,587,642	-	-	466,587,642
Small/Mid-cap stock funds	283,201,945	-	-	283,201,945
International stock funds	229,610,457	-	-	229,610,457
Real estate funds	57,378,322	-	-	57,378,322
Total mutual and other funds	1,518,215,474	-	-	1,518,215,474
Self-directed brokerage accounts:
Common stock	219,931,453	-	-	219,931,453
Mutual funds	161,234,498	-	-	161,234,498
Cash equivalents	120,757,945	3,603,335	-	124,361,280
Unit investment trusts	112,702,245	-	-	112,702,245
Corporate debt securities	-	3,508,534	-	3,508,534
Other assets	4,261,168	1,006,872	-	5,268,040
Total self-directed brokerage accounts	618,887,309	8,118,741	-	627,006,050
Common stock funds of The Charles
Schwab Corporation:
Schwab 401(k) Equity Unit Fund	319,363,022	-	-	319,363,022
Schwab ESOP Equity Unit Fund	217,143,530	-	-	217,143,530
Total common stock funds of The
Charles Schwab Corporation	536,506,552	-	-	536,506,552
Cash:
Schwab Bank Savings cash account	85,876,735	-	-	85,876,735
Total investments at fair value	$2,759,486,070	$8,118,741	$-	$2,767,604,811

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	Quoted Prices
	in Active Markets	Significant	Significant
	for Identical	Other Observable	Unobservable
	Assets	Inputs	Inputs	Balance at
December 31, 2013	(Level 1)	(Level 2)	(Level 3)	Fair Value
Investments:
Mutual and other funds:
Large-cap stock funds	$557,859,523	$-	$-	$557,859,523
Small/Mid-cap stock funds	263,871,128	-	-	263,871,128
International stock funds	215,948,668	-	-	215,948,668
Bond funds	141,615,239	59,922,657	-	201,537,896
Total mutual and other funds	1,179,294,558	59,922,657	-	1,239,217,215
Self-directed brokerage accounts:
Mutual funds	188,897,560	-	-	188,897,560
Common stock	135,886,628	-	-	135,886,628
Cash equivalents	110,535,844	1,987,053	-	112,522,897
Unit investment trusts	81,996,392	-	-	81,996,392
Corporate debt securities	-	3,184,646	-	3,184,646
Other assets	3,627,381	498,581	-	4,125,962
Total self-directed brokerage accounts	520,943,805	5,670,280	-	526,614,085
Common stock funds of The Charles
Schwab Corporation:
Schwab 401(k) Equity Unit Fund	305,611,043	-	-	305,611,043
Schwab ESOP Equity Unit Fund	214,484,810	-	-	214,484,810
Total common stock funds of The
Charles Schwab Corporation	520,095,853	-	-	520,095,853
Collective trust funds:
Schwab Managed Retirement Trust
Funds	-	227,862,137	-	227,862,137
Money market fund:
Schwab Value Advantage Money Fund	71,149,025	-	-	71,149,025
Total investments at fair value	$2,291,483,241	$293,455,074	$-	$2,584,938,315

Certain of the Plan’s investments at fair value have been estimated using the net asset value per share of the investment. Plan participants had the ability to redeem those investments with the investee at net asset value per share at December 31, 2014 and 2013. There were no unfunded commitments, normal course of business redemption restrictions, or other redemption restrictions on those investments at December 31, 2014 or 2013.

5.TAX STATUS

The Internal Revenue Service (IRS) determined, and informed CSC in a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan applied for a new IRS determination letter on October 31, 2011. As of June 25,  2015, the letter had not been received by the Plan.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, including CSC common stock, are held in trust by BTD. The dividend income earned on the CSC common stock held by the Plan was $4,486,133 and $5,123,178 for 2014 and 2013, respectively.

CSC contributions are held by BTD, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Subsidiaries of CSC also provide investment management services related to several plan investments.

See note “2. Summary of Significant Accounting Policies” for detail relating to administrative expenses of the Plan, including services for which such expenses are incurred.

7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$2,879,388,059	$2,695,705,750
Amounts allocated to withdrawing participants	(187,589)	-
Net assets available for benefits per the Form 5500	$2,879,200,470	$2,695,705,750

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Benefits paid to participants per the financial statements	$227,773,857
Add: Amounts allocated to withdrawing participants at
December 31, 2014	187,589
Less: Amounts allocated to withdrawing participants at
December 31, 2013	-
Benefits paid to participants per Form 5500	$227,961,446

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

8.SUBSEQUENT EVENTS

CSC has evaluated the impact of events that have occurred subsequent to December 31, 2014, through the date the Plan’s financial statements were filed with the SEC. Based on this evaluation, other than as recorded or disclosed within these financial statements and related notes, CSC has determined none of these events were required to be recognized or disclosed.

******

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b)	(c)	(d)	(e)
		Shares or		Current
	Identity of Issue	Par Value	Cost (1)	Value

	COMMON STOCK FUNDS OF THE CHARLES SCHWAB
	CORPORATION:
*	Schwab 401(k) Equity Unit Fund	10,508,612		$319,363,022
*	Schwab ESOP Equity Unit Fund	7,153,302		217,143,530

	Total common stock funds of The Charles Schwab
	Corporation	17,661,914		536,506,552

	MUTUAL AND OTHER FUNDS:
	Vanguard Total Bond Market Index Fund	44,290,442		481,437,108
**	Schwab S&P 500 Index Fund	4,702,784		151,241,520
	Vanguard Growth Index Fund	2,332,456		125,252,899
	Vanguard Small-Cap Value Index Fund	3,818,452		96,950,506
	Vanguard Value Index Fund	2,929,110		96,484,885
**	Schwab Fundamental US Large Company Index Fund	6,122,193		93,608,338
	Vanguard Small-Cap Growth Index Fund	2,230,262		79,062,772
	Vanguard Emerging Markets Stock Index Fund	2,691,430		68,066,274
**	Schwab Fundamental US Small Company Index Fund	4,508,100		58,965,943
	Vanguard REIT Index Fund	3,228,943		57,378,322
**	Schwab International Index Fund®	3,081,982		55,845,510
**	Schwab Fundamental International Small Company Index Fund	4,784,470		50,954,609
**	Schwab Small-Cap Index Fund®	1,788,013		48,222,724
**	Schwab Fundamental International Large Company Index Fund	5,282,430		43,421,578
**	Schwab Fundamental Emerging Markets Large Company Index Fund	1,489,801		11,322,486

	Total mutual and other funds	93,280,868		1,518,215,474

	SELF-DIRECTED BROKERAGE ACCOUNTS			627,006,050

	CASH:
**	Schwab Bank Savings Cash Account			85,876,735

*	PARTICIPANT NOTES RECEIVABLE:
	5,586 loans with interest rates ranging from
	3.25% to 10.50%, maturing through 2030			46,225,146

	TOTAL			$2,813,829,957

(1)	Cost information not required as investments are participant directed.
*	A party in interest as defined by ERISA.
**	Managed by a party in interest as defined by ERISA.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDING DECEMBER 31, 2014

(a)	(b)			(c)	(d)	(e)	(f)	(g)	(h)	(i)
									Current
				Aggregate Transactions					value of assets
									on
Identity of party			Number of	Purchase	Selling	Lease	Expense	Cost of	transaction	Net gain
involved	Description of asset		transactions	price	price	rental	incurred	asset	date(s)	or (loss)

	Vanguard Total Bond Market
The Vanguard Group	Index Fund		1	$241,225,555	N/A	-	-	$241,225,555	$241,225,555	-

	Vanguard Total Bond Market
The Vanguard Group	Index Fund		1	$229,521,314	N/A	-	-	$229,521,314	$229,521,314	-

	Vanguard Total Bond Market
The Vanguard Group	Index Fund		266	$96,641,840	N/A	-	-	$96,641,840	$96,641,840	-

	Vanguard Total Bond Market	Total
The Vanguard Group	Index Fund	purchases	268	$567,388,709	N/A	-	-	$567,388,709	$567,388,709	-

		Total
Dodge & Cox	Dodge & Cox Stock Fund	sales	103	N/A	$236,740,023	-	-	$168,277,786	$236,740,023	$68,462,237

	Schwab S&P 500	Total
Charles Schwab	Index Fund	sales	256	N/A	$152,827,981	-	-	$119,806,543	$152,827,981	$33,021,438

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Exhibit Index

The following exhibit is filed as part of this Annual Report on Form 11-K.

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:	June 25, 2015	/s/ C. Dawn Rorig
C. Dawn Rorig
Senior Vice President —
Human Resources Total Rewards
and Shared Services
on behalf of Charles Schwab
& Co. Inc., the Plan Administrator